Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

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Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Additional Information

The exchange offer for the outstanding shares of Mavenir common stock referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the SEC upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

CORPORATE PARTICIPANTS

Michael McCarthy Mitel Networks Corp - VP of Investor Relations

Richard McBee Mitel Networks Corp - CEO & President

Steve Spooner Mitel Networks Corp - CFO

Pardeep Kohli Mavenir Systems Inc - President and CEO

CONFERENCE CALL PARTICIPANTS

Operator

Barry McCarver Stephens Inc - Analyst

Todd Coupland CIBC - Analyst

Richard Valera Needham & Company - Analyst

Paul Treiber RBC Capital Markets - Analyst

James Faucette Morgan Stanley - Analyst

Greg Burns Sidoti and Company - Analyst

Prabh Gowrisankaran Canaccord - Analyst

Graham Tanaka Tanaka Capital Management - Analyst

Sachin Shah Albert Fried - Analyst

Sheila McGee McGee-Smith Analytics - Analyst

Tony Reiner Imperial Capital - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the Mitel Announces Definitive Agreement to Acquire Mavenir Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. (Operator Instructions) As a reminder, this conference is being recorded. I would like to introduce your host for today’s conference, Michael McCarthy, VP of Investor Relations. Sir, please begin.

Michael McCarthy - Mitel Networks Corp - VP of Investor Relations

Thank you [Shadai] and good morning everybody. It’s my pleasure to welcome you to Mitel’s discussion of our announcing a definitive agreement to acquire Mavenir. Very early this morning, the Company issued a press release and filed a Form 8-K with the US SEC and Canadian Securities Authorities with the press release and supplementary slides providing information that we will touch on during this call. A copy of the release, the slides and our 8-K are available on our website at mitel.com.

On the call this morning is Rich McBee, Mitel’s President and CEO; Steve Spooner, our CFO. Joining them for the Q&A portion of the call will be Pardeep Kohli, President and CEO of Mavenir. Before turning the call over to Rich, I’d like to remind listeners over the live call that some of the statements made during this call are forward-looking statements and may contain forward-looking information within the meaning of applicable US and Canadian Securities Laws, including forward-looking statements pertaining to, among other things, our future economic performance, general economic and market conditions, our business strategy, plans and objectives for future operations, industry conditions and growth in the markets in which we compete, and other factors.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Forward-looking statements speak to the date that they are made and are the result and reflect currently available information or our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Therefore, undue reliance should not be placed on any such statements. In making these statements, we have made certain assumptions regarding, among other things, our ability to obtain required regulatory approvals for the acquisition of Mavenir and the successful completion of the acquisition, our access to available financing on a timely basis and on reasonable terms, including the refinancing of our debt to fund the cash portion of the consideration in connection with the acquisition the integration of Mavenir and our ability to recognize anticipated benefits of the acquisition, no unforeseen changes occurring in the competitive landscape that would affect or industry generally or Mitel in particular, our ability to achieve or sustain profitability in the future, stable foreign exchange and interest rates, a stable recovering — stable or recovering global economic environment, our ability to successfully integrate other acquisitions and to continue to realize certain synergies that result post acquisition, and our ability to implement and achieve our business strategies.

Actual events in connection with Mitel’s financial results and performance could differ materially from those contemplated, expressed or implied by such forward-looking statements as a result of the various risk factors and uncertainties, including those described in our Form 8-K filed today and the risk factors described under the heading Risk Factors in Mitel’s Annual Report on Form 10-K for the fiscal year ended December 31 2014, which was filled with the SEC and Canadian securities authorities last week. Except as required by law, we do not have any intention or obligation to update or make any revisions to any forward-looking statements whether as a result of new information, future events or otherwise.

With that, I’d now like to turn the call over to Mitel’s President and CEO, Rich McBee. Rich?

Richard McBee - Mitel Networks Corp - CEO & President

Thanks Mike and good morning to everyone. We appreciate you joining us on such short notice. I’m here on the show floor at Mobile World Conference in Barcelona with Pardeep and the Mavenir team in their booth. Their action to the show — their action to this announcement has been extremely positive. There’s a lot of buzz and most importantly I’ve had the opportunity to talk with several customers this morning and they clearly see the logic of bringing these two companies together. So, it’s been a very good day so far and it’s early.

The transaction announced this morning creates a major new force in IP communication, ideally positioned to take advantage of two market trends that are significantly disrupting the service provider landscape; convergence of enterprise and mobile communication and the evolution of software-based network towards the cloud. The alignment of these key market dynamics is driving evolution that of unified communications by adding mobility and what we believe that the combined company announced this morning is ideally positioned to capitalize. In becoming part of Mitel, Mavenir gained operational and financial scale to more fully take advantage of the rapid growth of 4G LTE and the benefit from Mitel’s global footprint, channel network and balance sheet to fuel further growth amongst the world’s leading global mobile service provider.

As for Mitel, our Company catapults into a superior position in the high-growth market segment, mobility, a large adjacent space which is undergoing an IT transformation that aligns closely with our technology expertise in voice, software and virtualization. While there are clear benefits for both companies, the most compelling rationale for the acquisition is the binding terms of growing customer requirements and market demand for converged communications in collaboration services across mobile enterprise segments.

The transition to LTE is hitting an inflection point. The carriers around the world beginning to move to all IP 4G mobile network, unlocking the potential for more efficient delivery of high-quality voice services, new rich communication services and new revenue sources for mobile carriers. With the acquisition of Mavenir, Mitel has expanded total addressable market by approximately $14 billion by 2018 and to be well positioned to capitalize increasing demand for 4G LTE services, which is growing at approximately 52% annual CAGR. In addition, the emergence of mobile devices as a preferred communications medium for the choice of many is blurring historical boundaries between the enterprise and mobile market segment. The transition to all-IP removes traditional barriers between adjacent markets and creates a leveled playing field that combined company can capitalize on complementary portfolios.

We believe the combination of Mitel and Mavenir creates a powerful new value proposition for enterprises of mobile service providers that will enable us to capitalize on this industry turn. Using a common IP technology layer is the foundation for convergence, growth and competitive differentiation. In addition to the market opportunity, the acquisition also benefits from the common technical orientation and organizational

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

DNAs of both Mitel and Mavenir in developing software oriented voice, virtualization and cloud-based solutions. From a how-we-build-it perspective, this is the perfect math. Both companies are leaders in voice and unified communication.

One expert in enterprise communications, the other in mobility. Both are established technology leaders, innovators with a proven record of anticipating customer needs and delivering reliable, scalable and highly-competitive solutions. Both have a strong history of successful acquisitions made for technology market expansion.

As we touched on in our quarterly call last week and as part of our Analyst Day session back in December, Mitel runs an active M&A program. We are continually looking at opportunities to consolidate and converge our market. We do this with deliberate and disciplined objectives of finding, capturing and generating growth, increasing profitability and creating shareholder value. As our 2014 results confirmed, we have been successful in consolidating for scale. We have had equal success in creating value with strategic technology tuck-ins to round out our contact center and cloud portfolios, both strategic growth initiatives to drive growth.

The outstanding success of our recent M&A program in 2014 has put Mitel on the move and has given us the financial and organizational bandwidth to make our next transformational acquisitions. With Mavenir, we’re taking another natural and strategic by moving into an adjacent mobile space, positioning Mitel to capitalize on the massive growth opportunity created by enterprise and mobile convergence. In terms of the integration, we will move quickly in a way that is consistent with the foundation of success we’ve built over the last two years. A company with truly global scale, a company that knows how to drive synergies and attract operating efficiencies and profitability, build a balance sheet strength, a company generating strong cash flows that are reinvested in the business such that we can bring customers cost effective enterprise and mobile communication solution. We have also demonstrated how to maximize our existing pillars of growth in the company, cloud and contact center. With Mavenir as the third mobile division of Mitel, this will add a third growth pillar to our business in the rapidly-expanding mobile space.

To conclude, the acquisition of Mavenir is a natural evolution and a logical stepping stone for Mitel to enter the mobile world. This move is perfecting aligned with our voice heritage, our IP knowledge, our Software-as-a-Service orientation in a rapidly growing customer and market demand for next-generation enterprise and mobile services. I will now turn the call over to Steve.

Steve Spooner - Mitel Networks Corp - CFO

Thank you Rich. Good morning everyone. Mitel is once again on the move, getting ahead of technology inflection points to redefine the unified communications industry, putting first mover advantage into play as we open up sizable new markets and greatly enhance our strategic technology supplier relationships with 15 of the world’s Top 20 carriers, at a time when unified communications converge around enterprise, mobile and the cloud.

Let’s get to the terms of our proposed deal to acquire Mavenir and highlight several of the important timeline milestones. This will be a stock and cash transaction valued at approximately $560 million US. Mitel will commence an exchange offer to acquire all over the Mavenir shares and Mavenir shareholders will be entitled to elect to receive either all cash or all stock consideration, subject to pro ration in both cases with a value equal to $11.08 plus 0.675 of a Mitel common share. Using Mitel’s closing common share price on Friday, February 27, this amounts to a total consideration of $17.94 per share of Mavenir common stock, representing a 35.6% premium to the 60-day volume weighted average price of Mavenir’s common stock, as of February, 27th. We will be funding the cash portion of this acquisition with a combination of cash on hand as well as by accessing the debt markets, where Mitel has continued to earn high regard for our focus on generating cash flows and our disciplined approach to management of our business.

Upon closing, Mavenir’s shareholders will hold approximately 16% of the Company. We are confident that they will benefit alongside Mitel’s existing shareholders from exciting potential upside over the long-term. Completion of the transaction is subject to at least a majority of Mavenir shares being tendered in Mitel’s exchange offer and certain regulatory approvals. Based on our estimated timelines, we are working towards a close for the transaction, by the middle of the second calendar quarter of 2015.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Turning to some of the more important financial metrics; both Mitel and Mavenir a public companies with December fiscal year ends and are covered by several financial analysts who published models and estimates for the four quarters of 2015 as well as preliminary estimates for 2016. Both Mitel and Mavenir reported their December quarter and full-year 2014 results last Thursday.

In terms of revenue, based on the most recently disclosed trailing 12-months combined revenues were approximately $1.23 billion. We estimate that annualized cost synergies realized will be about $20 million fully realized by mid 2017. These include the removal of duplicate public company costs, the streamlining of R&D programs and greater leverage of SG&A. On a calendar-year 2014 pro-forma basis, research and development investment total was approximately $145 million or about 12% of sales. At these levels, Mitel will continue to enhance our reputation as a technology leader. Pro-forma EBITDA calendar year 2014 was approximately $164 million.

Turning to the balance sheet. Post closing, we are expecting the debt leverage ratios will increase to net leverage ratio on closing of approximately 3.2 times, trailing adjusted EBITDA with rapid deleveraging in the following year given the strong cash flow generation expected in the combined company. At the time of closing, cash on hand will total approximately $70 million. Mitel currently intends to refinance its existing credit facilities and has received term-loan and revolving credit facility commitments from Bank of America and Credit Suisse of up to $700 million. From a capital structure perspective, we are expecting that the Company will benefit from a broadened shareholder base, a larger float and increased interest by research analysts, covering both the enterprise and mobile communications industries.

Looking at the target operating model, we believe the following targets are achievable in calendar 2017, based on market conditions as we understand them today and Mitel’s core competency in integration, our proven history of synergy realization and Mavenir’s exciting growth prospects. Gross margins of 57% to 59%, R&D investments of 11% to 12%, SG&A investments of 30% to 31%, adjusted EBITDA of 18% to 20% of revenues and an effective tax rate of 18% to 20%. Note that adjusted EBITDA excludes stock-based compensation, amortization of acquired intangibles, foreign exchange gains and losses, and restructuring expenses. We look forward to reporting completion of the proposed deal in the very near future and getting on with building a new leader in enterprise and mobile communications solutions.

With that we will open up the call to your questions. Operator, if you could please review the process for asking questions and open up the lines.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Barry McCarver, Stephens Inc.

Barry McCarver - Stephens Inc - Analyst

Just first off, can you talk a little bit about any potential customer overlap? And then what do you think are the long-term revenue synergies from coming together with Mavenir?

Richard McBee - Mitel Networks Corp - CEO & President

I think that over time we’ll see customer synergies. Today, we have the enterprise network, we have the mobile network operators who are bringing because of 4G and IP environment or looking to, start to leverage enterprise-type features. So the overlap is actually very low today. We deal with several fixed carriers, but not in the mobile space. And we would expect to see over time revenue synergies, but not a lot immediately. Pardeep, do you have any comments to that from your customer base?

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Yes, definitely. I think as you can see in Europe as well as in US, most of the mobile carriers are now looking at cable operators. For example in Europe, Vodafone is buying people operators, BT is buying EE, Verizon has combined all their business units, AT&T has combined their business and mobility units. So, we — and I was seeing a report only last week that more than 50% of AT&T’s revenue comes from the business customers on the wireless side as well. So, definitely there is a synergy happening with our operators and over time, I think with Mitel and Mavenir combination, we’ll provide the technology synergies as well so that you can do all the things which enterprise and the consumer people need with just one technology rather than buying different pieces.

Barry McCarver - Stephens Inc - Analyst

If I can, just one housekeeping question as a follow-up. Are there any restrictions on this year to some of the significant holders of Mavenir will receive of Mitel after the close?

Steve Spooner - Mitel Networks Corp - CFO

Hi, Steve here. So the — we have the significant shareholders of Mavenir who I believe comprise about 45% of their holdings as well as the two largest shareholders of Mitel have agreed to a lock-up. On close of the deal, one-third of their shares will be freely tradable but two-thirds of their shares will be locked up for six months.

Operator

Todd Coupland, CIBC.

Todd Coupland - CIBC - Analyst

I, first want to ask about synergies if I could. So, you’re targeting $20 million of synergies and you highlighted some fairly generic ones. It doesn’t seem like there is a lot of overlap in the business, but in the past you’ve been conservative about synergies, maybe just talk about whether that’s true here and whether there is a potential on top of that $20 million?

Steve Spooner - Mitel Networks Corp - CFO

I think clearly there is the potential that we may identify more as we put the two companies together and we unleash our teams on identifying further opportunities. $20 million is our best guess today. This is not a synergy play, this is a growth play. The synergies are very much secondary to the strategic objective here, but clearly, we see the opportunities. You’ve got duplicate public company costs, you’ll have marketing programs spend, you’ll have IT, G&A, the typical opportunities there. We certainly see some product developments that has gone on within Mitel that Mavenir will be able to take advantage of and vice versa there. So, we see a number of opportunities to kind of streamline the R&D spend. Mavenir has a very cost effective R&D capability in India. So, the combined company will be able to leverage that further. So, both of the general things Todd, but certainly as we move forward post the close, as we did with the Aastra deal, if we ultimately increase our confidence that there are more opportunities there then we’ll update the Street accordingly.

Todd Coupland - CIBC - Analyst

And then second question if I could, just the background of this company in this particular sector. How did you arrive at this, in terms of fit with Mitel and then bringing this deal to fruition?

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Richard McBee - Mitel Networks Corp - CEO & President

Maybe I’ll cover that, Steve. Obviously, every year we have a strategic plan. We’ve been watching for the last three years how the mobile side of the network has been evolving. We saw a theme start to arise as you got into 4G, which is an IP network, exactly like happened on the fixed side, going from TDM to IP. Mitel had opportunity to reinvent itself and be a leader in that innovation. Here, we saw the same thing happening on the mobile space and we’ve been watching and searching and trying to find the right partner for us to go into this space. So, this transformation that’s happening on the mobile side is exactly kind of fits the filter that we were looking. A software-oriented business that has the opportunity for cloud and has the opportunity for virtualization, so it was a perfect match. We started talking about this basically back in July.

The elements — even if you look back at our previous investor relations, we’ve always talked about the market trends and how mobility was a key piece of that, bringing your own device was the key piece of that. So, we looked at this and it was a matter of finding the right partner at the right time and we think that this is the absolute perfect time to enter into this space. On the footprint that wins are just starting to occur, Mavenir has demonstrated the ability to win major customers on this. And we think that our global footprint and financial strength of the Company will help them to expand very quickly. I’ve had the opportunity to meet with several customers today and this idea of — from a mobile IP perspective, looking across to the fixed world IP capabilities, they were very excited about this today that it could advance their business models and get features and capabilities into the market quicker. So it is — I think this is a perfect match and then we’re catching this right at the right time.

Todd Coupland - CIBC - Analyst

One last question if I could. Mavenir released its results on Thursday. Looks like it was a little bit disappointing relative to the Street. Could you just talk about your visibility to the guidance you provided for 2015? Thanks very much.

Steve Spooner - Mitel Networks Corp - CFO

I guess, probably the best person speak to that is Pardeep with respect to visibility that Mave had for the 2015, when they updated the 2015 guidance.

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Our business is a service provider business. We get our purchase orders, but then our revenue lags our purchase orders for two to three quarters. And also it is tied to certain projects and we get our acceptance and then that’s when we take our revenue. So, as regarding our visibility into this year, it’s like any other — for the year — for the last two, three years. When we entered this year, we had a backlog, which is almost our key two quarters’ revenue equal. So that gives us quite a bit of visibility to how we see our business going forward. And also the overall momentum in the market is increasing. Last year, only two operators had gone live namely AT&T and T-Mobile. Obviously, number of other operators in Europe are going live either this month or early next month. So, that is actually increasing. As more and more operators go live, then they start bringing more customers on, it becomes very easy for operator to add a new customer onto our systems, you go buy new phone like go from iPhone 5 to iPhone 6, then you become our customer or Galaxy 5 to Galaxy 6. So, when the customers launch, adding new customers becomes lot easier and we already get forecast from our customers that by end of this year, they would have converted certain percentage of their customer base. So, we have build a model after getting input from our customers and how they’re going to ramp up. So, we’re quite confident about our this year plan.

Todd Coupland - CIBC - Analyst

Great, thank you for —

Pardeep Kohli - Mavenir Systems Inc - President and CEO

I’d like to add one.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Richard McBee - Mitel Networks Corp - CEO & President

I’d like to add just one thing. So, before I came to Mitel I came from the mobile operator space so I understand that. And one of the things that’s nice about this business is that you do carry a backlog. And so, some of the issues that you are dealing with quarter-to-quarter have to do with timing, but they don’t have to do with, whether you got to go out and win the business or not. So, that’s one of the complexities that Mavenir has had to deal with. A little bit is on the timing of things but their customers that have been won and if you look at the process to get a footprint when — this is a process that started couple of years ago, you just don’t win a order. So, we look at the footprint that they currently have and the pipeline that they’re working on, we felt really good and excited about the opportunities in the future. And we’ll just work with them on managing with imported revenue flow and the margin flow and that kind of stuff. And I think that will be one of the things that a bigger, broader company will be able to help them with.

Steve Spooner - Mitel Networks Corp - CFO

Just to add to Rich and Pardeep’s comments from Mitel perspective is, we diligence the opportunity to join forces with Maserati. We’ve done a lot of work on the backlog, we’ve used a couple of external consultancies, not only to look at the sales pipeline and kind of the total addressable market and where Mavenir is relative to future opportunities in both existing and future carriers. And we also had an external consultancy basically talking to carrier customers to get feedback on Mavenir’s capabilities, positioning and ability to compete and win in this market. And above and beyond that we had the typical financial due diligence done from. So, from several data points, if you will, we certainly are very confident with Maserati’s prospects going forward — pardon me, Mavenir’s prospects going forward.

Operator

Richard Valera, Needham & Company.

Richard Valera - Needham & Company - Analyst

It’s Rich Valera of Needham. Wondering if what you could’ve in place in terms of retention for Part D in any other key Mavenir employees? You can talk about that, please.

Richard McBee - Mitel Networks Corp - CEO & President

Yes. I’ll cover that. I think we have robust — I wonder that the key things about just to do a acquisition is that, Mavenir will be running a division of Mitel. We don’t have this capability. So, we’re very excited about being in a team coming over. Their intent as whole as is not going to be like so many other people that has integrated capabilities in the mobile space where they basically taking them over. This will be a running operating division. And we have obviously looked at a retention program that the management is — feels as the right thing in compensation with us. Obviously since we have to run two separate companies until we become one, you’ve to be kind of careful about that kind of stuff. But we are very confident, I think Pardeep is very confident that we have the right mechanisms that would be put in place to retain the key talent and make sure that we can really maximize the opportunities. Pardeep, if there is any other comment that you want to make?

Pardeep Kohli - Mavenir Systems Inc - President and CEO

I’m fully committed and I have, I guess promised to my Board as well as to Rich as well that I’m fully committed to this transaction and as Rich pointed out, we’ll be running as a separate division and there is very little product overlap. I guess from the customer points of view, it has been viewed very positively. And so I think I feel quite confident that this should go very smoothly.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Todd Coupland - CIBC - Analyst

And this question is probably for Pardeep as well. Can you talk about what if any technology synergy you see with Mitel like what do they bring to the table that might accelerate your move into the sort of service provider you see market that sort of a pusher looking can make?

Pardeep Kohli - Mavenir Systems Inc - President and CEO

So, I think just a little bit of background on mobility side, right. 4G technology is the first time where actually phone is talking to the network using an IP path, because the previous technologies we’ve had, like 1G, 2G, 3G, they were really non-IP technologies. So, 4G is the first one where you’re talking to the network using IP. And as Rich pointed out in his comment that on the enterprise side and also on the fixed side, this has already happened because when the PBX is, for example, went from TDM to IP, that has happened on the fixed side, when people went to VoIP, it has happened. In mobile, it’s just now starting. So, there are lot of capabilities which I looked at which Mitel already has and the features they have done on the enterprise side and the contact center side, we could actually take some of them and apply it to the mobile side and once a mobile phone becomes an IP phone, it really doesn’t make a difference whether it was a plastic phone or phone with a very little display sitting on your desks versus a smartphone. So, we already have some plans for integrating some of the technologies which Mitel already has and offering that to our customers in the service provider space and accelerating their advancement into a common technology for consumer as well as enterprise.

Operator

Paul Treiber, RBC Capital Markets.

Paul Treiber - RBC Capital Markets - Analyst

I just wanted to focus on the mix of revenues. On the presentation you provide the mix of Mavenir revenue contact center and cloud versus premise, which is helpful. But of the premise revenue, how much does software licenses, software assurance as opposed to hardware and services?

Steve Spooner - Mitel Networks Corp - CFO

So, generally speaking, if you look at the traditional premise revenues, we think of the split. It’s probably about 60% software, 40% hardware and Mitel used to be a little higher than that, but with the merger with Aastra that brought blend down. So, increasingly software given significant software content in our platforms as well as a growing suite of applications. And generally again if you look another cut on the premise business, it’s roughly 70-30 between products and services. So, that’s the other cut that I would provide.

Paul Treiber - RBC Capital Markets - Analyst

Okay, that’s very good to know. And then, looking at the acquisition on pro-forma basis 2014, it looks like it would be slightly dilutive. How do we think for accretion in 2015 and 2016 for EPS?

Steve Spooner - Mitel Networks Corp - CFO

Yes I think we’re not for the fact that it’s going to us take some time to deliver the synergies. We’ve got some modest dilution in 2015. We’re not going to give specifics at this point in time, but we see the deal being accretive in 2016 potentially even by the third quarter.

Paul Treiber - RBC Capital Markets - Analyst

Okay, good to know. Then just lastly this is new business for mobility, should we think about the potential for more acquisitions in the mobile space on top of Mavenir?

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Steve Spooner - Mitel Networks Corp - CFO

Rich, do you want to speak to that.

Richard McBee - Mitel Networks Corp - CEO & President

I will take that. I think that every one of our growth pillars, we look at it in ecosystem that has multiple components throughout. I think, obviously our primary focus is to get Mavenir acquisition done, but we have looked at companies throughout. One of things that’s very unique about Mavenir was the fact that it’s had a lot of the components already. So, it has pretty solid solution set (multiple speakers) today.

Paul Treiber - RBC Capital Markets - Analyst

Just lastly one for Pardeep. When you’re going through this process and you’re looking at Mitel, what are the advantages combining with Mitel as opposed to other larger communications providers in your space?

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Yes, so in our space, we had a challenge. We are a small company, which is competing with big companies like Ericsson and Nokia, Huawei. So, obviously we are (multiple speakers) we are promoting software-only solution (inaudible) general purpose software. We are a company which never said hardware only or software only. So from my point of view, when we are looking at, okay, how we excel, I was looking for somebody who will actually adopt what we have and (inaudible) distribute it to number of other customers, which we cannot currently address because of amount of investment we can make or geographies we are presenting or how fast can we really grow.

In the past, in my previous company I had before this one, Alcatel bought our company and their products overlapped, customer overlapped. Always there was a question of which product to feel, which one sales. But Mitel actually is a very clean transition, we are adding a new segment into their existing business. There is no product overlap, there is no customer overlap and we can just keep going at the pace we are going and go fast than now, because we can take some of the overheads we have, reduce them and expand more into the areas using the savings we have. So, it is actually perfect match from that perspective.

Operator

Greg Burns, Sidoti and Company.

Greg Burns - Sidoti and Company - Analyst

Just a question about the defensive aspect of the rationale for the acquisition. When you look at what Mavenir is bringing, is this something that the existing channel or premise partner base can sell in concert with traditional Mitel solutions or is this something that’s going to be competing with that existing business with these types of services being sold through the carriers to the enterprise?

Richard McBee - Mitel Networks Corp - CEO & President

Yes, while we don’t see necessarily competition, what we see is kind of additives that many of the carriers. Mavenir is working with today would like to see a little bit more infrastructure in some of the countries around the world as they are. And Mitel has a great footprint where we have services for — in almost 30 countries around the world. So we’ve got a really good footprint for that. In terms of competition I’ve always said that one of things that Mitel will do, it goes right back to our Company’s tagline of Powering Connections. One of our core elements of strategy is to make sure that we allow other provide us voice and unified communications and rich communication. So, I think this is consistent with our strategy.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Our channel partners have a very, very good business for cloud and premise. And I don’t really see these bang into each other very much. They already compete with service providers today in the ecosystem overall. It is a very, very large ecosystem. So, this is in no ways dis-intermediates our channel partners at all. But in some areas where we — we work with many carriers today on the fixed side and many of those carriers also are mobile, they are fixed mobile carriers. So, we think that this will be a good for all parties as we make the company stronger.

Operator

James Faucette, Morgan Stanley.

James Faucette - Morgan Stanley - Analyst

I just had a couple of quick follow-up question or really one quick follow-up question. It sounds like both parties are looking for a full integration of the development roadmaps, etcetera. I just want to make sure that that’s accurate and I guess talk about if there is any place where you’d like it would make sense for Mavenir to continue to operate separately and continue to develop some of its products and relationship separately? Thank you.

Richard McBee - Mitel Networks Corp - CEO & President

Yes, this is Rich and I’ll ask Pardeep as well. Both of us serve very different definite ecosystems today. So, we’ve got a lot of customer requirements that we’re meeting. What we’re really talking about is, using the capabilities of both companies to accelerate future capabilities. So, we both have very robust roadmaps, we’re working on to meet specific customer needs today in the segments that are served. We both serve very large markets today. If you look out in the one, three, five-year time frame and if you look at what’s happening in the market you’re seeing this convergence of network and that is a thing that happened over a long period of time. But we think we’re going to be extremely well positioned with the leaders to drive convergence of those networks.

So, this is not to ram these things together today, the reason that we have them as separate division is because they serve very different customer needs today, but as we look at the future roadmaps and the capabilities that are enabled by LTE 4G, we see that IP layer. And we see that we can help Mavenir from one perspective of expertise on the next fixed side from IP, but at the same time, they’ve got a very robust set of product and solutions to serve carriers today. So again, this is not a synergy play, this is about growth, adding the third pillar of growth to our Company and then creating differentiation and competitive advantage by seeking the best of both of those as they serve their markets and the converged market. Pardeep, you got any comments on that?

Pardeep Kohli - Mavenir Systems Inc - President and CEO

I think, as we will explore opportunities as we go further, for example, Mavenir has an SPC product, we currently only sell it to the carriers, there is a need for it in the enterprise as well. Mavenir never addressed the enterprise market because we never had the channel sales capability and all that. So, having some of these capabilities which we now have will have as the combined company will help us integrate more of our products into different markets as they apply there. Similarly as I pointed out earlier, Mitel already has certain components, which we were going to build ourselves this year or early next year. Now we can use them like videoconferencing capabilities and some of the high-scale conferencing bridges, we can actually use them as is for our market as well. So, we’ll look at different components and try to synergize when it makes sense.

Operator

Sheila McGee, McGee-Smith Analytics.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Sheila McGee - McGee-Smith Analytics - Analyst

Congratulations Rich. Looks like a very interesting strategic play. One of the moves on the enterprise side is toward hybrid solutions. Do you see a path here for creating a hybrid solution for your customers that is a hybrid of premises and mobile and how long might something like that take?

Richard McBee - Mitel Networks Corp - CEO & President

I think that if you look at the market today, a lot of the 20 connectivity that we do is already to mobile system in various formats. So, you got to remember that Mavenir’s customers are primarily carrier and that’s where we are going to be serving. And so, I think the linkages just will be more on how to access seamlessly between those a carrier service and an enterprise service. And I think that there are some really interesting things that we can do in the future and what I’m really looking forward to is getting our engineering teams formally together not like from a due diligence perspective in less than innovate away. And I think that’s one of the things that’s very important about this is that when we look at the organizations, they’re incredibly compatible. In terms of due diligence process, it was very open and very good. So, I think that some of the features and capabilities that they will be bringing to the market haven’t been conceived today, but that will be the key that both of us are very innovative companies and when we look at the expertise of each company and when we look at the expertise of each company to bring back together, I think we’re going to bring in some pretty unique stuff to the market.

Operator

Prabh Gowrisankaran, Canaccord.

Prabh Gowrisankaran - Canaccord - Analyst

Rich, quick question on what the short and long-term cross-selling opportunities are? I know a couple of slides, you talked about hosted business services as one way of cross selling some of this. Maybe if you can add some color on what do you think Mavenir can sell into Mitel and Aastra base and vice versa?

Richard McBee - Mitel Networks Corp - CEO & President

Well, I go through the bases they would sell to. Mavenir is predominantly a carrier class company. That’s where they sell into. We sell into thousands of enterprises literally a month and they sell into center 10 or 20 carriers or they have a footprint of 130, but they target very specific carriers. So, I think that the place where initially we’re going to see about revenue synergies will be — can be fixed line carriers we have relationships with that also have mobile capability. We never have been able to address the mobile side of house. And so I think that’s going to be the preliminary stuff and then I think sooner it will continue to grow over time. I’ll let Pardeep comment on that as well.

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Yes, we are seeing in certain markets, for example where there’s like every country has Tier 4 carriers and one or two of them actually do not have any fixed assets or they do not have any of the enterprise assets. So, with the 4G technology, we can see that some of those carriers now can start addressing what fixed markets as well as enterprise markets through the IP technology they offer on their mobile phones. So, we already have some examples of where a challenger to an existing incumbent old fixed carrier is now adopting how to serve wired IP services as well as enterprise services.

Operator

Graham Tanaka, Tanaka Capital Management.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Graham Tanaka - Tanaka Capital Management - Analyst

I just was wondering, is there any there any other potential bidders? How this opportunity came out? Just give us some color on that.

Pardeep Kohli - Mavenir Systems Inc - President and CEO

I think we mentioned in our press release Morgan Stanley — we hired Morgan Stanley as an advisor for the process and we will, I guess, show in our filings the process we went through. So, we just — Board ran a process of finding the best value as well as finding the best [suitor].

Graham Tanaka - Tanaka Capital Management - Analyst

The other thing I was wondering about was, in your field what are the core competencies you absolutely need and why do you win some of these large deals? These customers are prime customers and congratulations for winning. I’m just wondering what key elements you have in your technology, your IP etcetera that allows you make those wins?

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Yes, sure I think the people we compete with are Ericsson, Nokia, Alcatel-Lucent, Huawei. As you know these companies, their business model is selling proprietary systems with software and hardware integrated. And what we offer is a new way of doing things in the carrier world, where a carrier can just buy a software and run it on a virtual environment in the data centers. So, I’m sure you guys have heard lot of advancements getting made for SDN, which is software-defined networks and virtualized networks, NFV, network of functions which are virtualized. So, what we are as kind of company which we don’t build any hardware, we run it on general purpose hardware. So, it’s a different business model which Ericssons of the word if they adopt it, they’ll be half the company they are which is over 35% to 40% of revenue they get is selling hardware.

So, that way we are quite different. We are aligned towards the cloud infrastructure, which you could see all the carriers are moving towards in the cloud direction. So, the things which are happening in Mitel business where PBXs or some enterprises are going toward cloud. The operators are doing the same thing that. In the past people used to have 100 to 200 locations where they have switches. Now companies like AT&T and T-Mobile and Verizon are doing all the core switching out of three or five data centers. So, it’s becoming more data center-oriented, cloud-oriented and we are a new player satisfying that market, while the existing guys are more tuned for proprietary hardware, software systems.

Graham Tanaka - Tanaka Capital Management - Analyst

Just wondering in terms of how important is the new product R&D pipeline and will it be synergies there? Thank you for both companies, thanks.

Pardeep Kohli - Mavenir Systems Inc - President and CEO

Yes, I just stick with overview of Mavenir. We started in 2005. So, we already a 10-year-old company. We actually focused on doing what we’re doing since then. So, yes market took some time because we know when we started the company at least I thought okay by 2009 LTE would have happened and 4G will start. And it just took extra three, four years. So, we have been spending quite a number of resources and we were a venture-backed company before we went public, we raised over $100 million since then. We have raised and — I guess say another $90 million or so and we have been putting money back and spending in R&D and all that. So, I think we have spent probably equal amount or a lot more money than the big companies have in what we do. So we don’t — at least on the product side, we don’t see that we have any disadvantage and we can keep going. As Rich pointed out, we have a very I guess optimized cost structure. We do lot of work in India and China in development. So, I think they are quite efficient in building our products.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Richard McBee - Mitel Networks Corp - CEO & President

Thank you. On the Mitel side, obviously our product road maps are very, very important to us, both the SMB, the enterprise space, contact center space and cloud. And we love to leverage commonality between those where we can to get efficiencies. And we think that every one of those major market segments that we play in have very specific requirements, there’s also common requirements. We leverage that across the organization. That’s exactly what we’ll look at here.

Mavenir will have its product roadmaps and key features that they need to bring into the market, and then through our engineering guys, we’ll basically have a mechanism that could look across and say, okay well we’ve already developed that, let’s use that or we need that capability from the mobile side, let’s integrated that in. And that’s the process that will happen — start to happen once we get the companies together.

So, we’re very excited about — we feel that the roadmaps are very good. We are spending tremendous amount of time, pressure-testing Mavenir’s customers, talking with them through third-parties indirectly, and we really understood what format they have. I think that for us from a Mitel perspective, they’ve got a great growth trajectory, but I go back to this, there’s really kind of a theme in the market. And we see the theme as a software-oriented, IP in mobile network, and we think that the footprint wins are the most important things. The revenues will come, make no mistake about that. The revenues and the growth will come once the footprint has been won. And so, we spent a significant amount of time pressure-testing Mavenir’s footprint wins and we’re very confident in those that they have and those that they’re focused on for the next generation and stuff that they currently have in file. And we think that that will be a great proxy for the revenue growth that will be expected of them in the future.

Operator

Tony Reiner, Imperial Capital.

Tony Reiner - Imperial Capital - Analyst

A quick question for you. So the locked-up shares, which you said are going to be one-third tradable and two-thirds locked up for six months. Do they have to vote it certainly —

Steve Spooner - Mitel Networks Corp - CFO

(multiple speakers). Yes, both groups of shareholders from both Mavenir and Mitel who are subject to the lock-up have agreed the vote in support of the transaction.

Tony Reiner - Imperial Capital - Analyst

But will they have to elect stock or cash?

Steve Spooner - Mitel Networks Corp - CFO

Will they have to elect stock or cash? Yes, I guess they will.

Tony Reiner - Imperial Capital - Analyst

But which one? We’re all going to elect stock or cash, but since they are locked up and you say they are going to be tradable shares. Are they going to be tradable pro-forma. Can they exercise cash election if they want?

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Steve Spooner - Mitel Networks Corp - CFO

If they sell it openly in the market, they sell for a cash consideration once they are not subject to lock up.

Tony Reiner - Imperial Capital - Analyst

So they can choose any way they want to, on all their shares, 100%?

Steve Spooner - Mitel Networks Corp - CFO

That’s my understanding.

Tony Reiner - Imperial Capital - Analyst

It doesn’t make sense then if some of their stocks is going to be tradable and some of the stocks going to be locked up but they can exercise for cash that doesn’t make 100% sense, but you’re seeing where I’m going?

Steve Spooner - Mitel Networks Corp - CFO

Go ahead Rich.

Richard McBee - Mitel Networks Corp - CEO & President

I mean there is the pro ratio that process that goes through. The existing locked up shareholders said I want all cash, then it goes back to pro rations. So, it will be driven how many want cash and how many want shares.

Tony Reiner - Imperial Capital - Analyst

No I understand that’s for us, that’s for the lay person. But for the groups that have agreed to vote in favor of the deal, they can either vote to get stock pro forma, to get an ITL or get cash, obviously subject to pro ration. But are they obligated to elect a certain way?

Steve Spooner - Mitel Networks Corp - CFO

No.

Tony Reiner - Imperial Capital - Analyst

They’re not, okay. So, there is no — I understand. Okay, fine. That’s my main question, I’ll get back to queue, I appreciate it. Thank you.

Steve Spooner - Mitel Networks Corp - CFO

Thank you.

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MARCH 02, 2015 / 1:30PM, MNW.TO - Mitel Networks Corp M&A Call Announcing Definitive Agreement to Acquire Mavenir

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried - Analyst

Just to want to find out or clarify on the regulatory approval side. Is it just the HSR and German FCO did say that there were some other foreign approvals or non-US, but just want to make sure it was just those two main regulatory approvals. And just clarify that you’re expecting the deal to close kind of like a May-June time frame mid second quarter I guess?

Steve Spooner - Mitel Networks Corp - CFO

Yes. So the HSR and the German approvals that we mentioned in our filings, again, we’re not anticipating any concerns there. And I mean there’s the usual things with stock exchanges and the like, but no other significant approval further than the two that we mentioned and we’re shooting for kind of a mid-May is our best guess at this point in time for close.

Operator

Thank you. At this time I’m showing no further questions. I would like to turn the call back over Richard McBee for closing remarks.

Richard McBee - Mitel Networks Corp - CEO & President

Thank you. (inaudible) showfloor of a massive show like Mobile World Congress, but our strategic consolidation in communication space obviously continues for leveraging our strong technology position, global scale, capital structures to redefine the competitive and consumer landscape. United, I think Mitel and Mavenir take the lead in next-generation communications that address convergence with enterprise and mobility as the clear expert for strategic relationships that three in the four top mobile operators in the US, three of the four top operators in Europe and 15 of the Top 20 globally. These are very exciting times for all of us at Mitel. We look forward to updating you again in May, while we report our Q1 results. Mitel is on the move.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect. Everyone have a great day.

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